Exhibit 2
Schedule of Transactions

Berylson Master Fund, LP
Date	Number of Common Shares	Price Per Common Shares in CDN$*	Total Purchase Price in CDN$
05/06/16	400,000	0.23	96,000
05/06/16	10,000	0.225	2,350
05/09/16	9,500	0.25	2,470
05/11/16	4,000	0.25	1,040
05/12/16	1,500	0.25	420
05/13/16	9,000	0.25	2,340
05/16/16	2,000	0.25	520
05/19/16	48,500	0.25	12,610
Total Common Shares	484,500	0.24	CDN$117,750

* Excludes Brokerage Commissions